RESIGNATION

Board of Directors

1434 Spruce Street

Suite 100

Boulder, CO 80302

Dear Sirs:

Effective immediately, I hereby resign as President, Treasurer, andSecretary of Force Minerals Corp., a Nevada Corporation (the “Corporation”).

My Resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation’s operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.

Dated: September 25, 2014

_____________________

Tim DeHerrera